# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nexalin Technology, Inc., CIK 0001527352
CUSIP: 65345B300
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1776 YORKTOWN, SUITE 550, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 08/18/2026
Filed by CIK 0002152782
Persons authorized to receive notices and communications: Peter Gratale, 6626 Gordon Road Suite C, Wilmington, North Carolina (NC), 28403, (910) 409-3339

## Reporting persons
- Greenlight Ventures, LLC (CIK 0002152782): type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 1,385,246; shared voting power 0; sole dispositive power 1,385,246; shared dispositive power 0; aggregate amount beneficially owned 1,385,246 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Nexalin Technology, Inc.
Address of issuer's principal executive offices: 1776 YORKTOWN, SUITE 550, HOUSTON, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing: GreenLight Ventures LLC, a North Carolina limited liability company
Residence or business address: 6626 Gordon Road, Suite C, Wilmington, NC 28403
Present principal occupation or employment: The principal business of the Reporting person is the development and licensing of software and platform technology for digital health applications.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a limited liability company organized under the laws of the State of North Carolina.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
No funds were used to acquire the shares of Common Stock reported in this Statement. The Reporting Person acquired those shares as non-cash consideration for the sale of PONM to the Issuer.

On May 14, 2026, GLV and the Issuer entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Issuer purchased from GLV 100 shares of common stock, no par value, of PONM, representing all of the issued and outstanding shares of PONM. In consideration for those shares, the Issuer agreed to issue to GLV shares of Common Stock with an aggregate value of $1,300,000 (the "Consideration Shares"), issuable in four tranches: 45% at closing; 20% on the date 90 days after the closing date; 20% on the date 180 days after the closing date; and 15% on the date 270 days after the closing date. The number of Consideration Shares is determined by reference to an Applicable Share Price equal to the volume-weighted average price per share of the Common Stock on The Nasdaq Capital Market for the 30 trading days ending on the trading day prior to the closing date, subject to a floor of $18.30 per share and a ceiling of $34.50 (each as adjusted for the reverse stock split of the Issuer's common stock, effective August 28, 2026), determined at the initial closing and applied consistently to all four tranches.

The Issuer issued the first tranche of 959,016 shares of Common Stock to GLV on May 14, 2026, and the second tranche of 426,230 shares of Common Stock to GLV on August 18, 2026. The Consideration Shares were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506(b) of Regulation D thereunder.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Consideration Shares as consideration for the sale of PONM to the Issuer pursuant to the Purchase Agreement described in Item 3, and not by purchase for cash in the open market or otherwise.

GLV and the Issuer are also parties to a Collaboration Agreement dated May 14, 2026 (the "Collaboration Agreement"), under which GLV provides the Issuer with operational, technical and strategic support relating to the continued development, compliance and commercialization of the Issuer's cranial electrotherapy stimulation technologies, in exchange for a fee of $10,000 per month over an initial term of 24 months. GLV entered into the Collaboration Agreement in its capacity as a service provider and technology counterparty.

Dr. David Owens, a member of the Issuer's board of directors and the Issuer's Chief Medical Officer, holds a minority ownership interest in GLV. GLV has no right under the Purchase Agreement, the Collaboration Agreement or otherwise to designate or nominate any member of the Issuer's board of directors.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and may, from time to time and at any time, depending on market conditions, the Issuer's business, financial condition and prospects, the Reporting Person's own liquidity and investment considerations, and other factors the Reporting Person deems relevant, acquire additional shares of Common Stock or other securities of the Issuer, or dispose of shares of Common Stock or other securities of the Issuer, in each case in the open market, in privately negotiated transactions, or otherwise, and subject to the restrictions described in Item 6 and to applicable securities laws.

Except as set forth in this Statement, the Reporting Person does not have any present plan or proposal that relates to or would result in any of the actions or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(a)

Under the Purchase Agreement, the Reporting Person is entitled to receive additional shares of Common Stock as deferred purchase consideration in two further tranches, representing 20% and 15%, respectively, of the $1,300,000 aggregate purchase price, on the dates that are 180 days and 270 days after the May 14, 2026 closing date (on or about November 10, 2026 and February 8, 2027). Based on the floor price of $18.30 per share, those tranches would comprise an aggregate of approximately 24,864 shares of Common Stock. The number of shares issuable in those tranches is subject to increase under the anti-dilution provisions of the Purchase Agreement, and all remaining unissued Consideration Shares accelerate and become issuable immediately prior to or concurrently with a change of control of the Issuer. The Reporting Person may also dispose of shares of Common Stock as described above.

(b)

The Reporting Person has no present plan or proposal that relates to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)

The Reporting Person has no present plan or proposal that relates to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d)

The Reporting Person has no present plan or proposal that relates to or would result in any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancy on the board. The Reporting Person has no right to designate or nominate any director of the Issuer. As described above, Dr. David Owens serves as a director and as the Chief Medical Officer of the Issuer and holds a minority ownership interest in the Reporting Person; his service in those capacities predates and is independent of the Purchase Agreement.

(e)

Other than the issuance of the remaining Consideration Shares described in subparagraph (a) above, the Reporting Person has no present plan or proposal that relates to or would result in any material change in the present capitalization or dividend policy of the Issuer.

(f)

The Reporting Person has no present plan or proposal that relates to or would result in any other material change in the Issuer's business or corporate structure.

(g)

The Reporting Person has no present plan or proposal that relates to or would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto, or any other action, that may impede the acquisition of control of the Issuer by any person.

(h)

The Reporting Person has no present plan or proposal that relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)

The Reporting Person has no present plan or proposal that relates to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(j)

The Reporting Person has no present plan or proposal that relates to or would result in any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The response of the Reporting Person with respect to Row 11 of the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth or incorporated by reference into Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference in its entirety to this Item 5. Except for the transaction described in Item 3 of this Schedule 13D, the Reporting Person has not engaged in any other transactions in the sixty days prior to the filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No such person exists.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Purchase Agreement. The Purchase Agreement described in Item 3 contains the following provisions relating to the Common Stock. The Consideration Shares are issuable in four tranches (45%, 20%, 20% and 15% of the $1,300,000 aggregate purchase price) at closing and on the dates 90, 180 and 270 days after the closing date, at an Applicable Share Price determined at the initial closing and applied consistently to all tranches, subject to a floor of $18.30 per share and a ceiling of $34.50 (each as adjusted for the reverse stock split of the Issuer's common stock, effective August 28, 2026). The Purchase Agreement provides for equitable adjustment of the remaining unissued Consideration Shares in the event of a reverse stock split or similar recapitalization, for protection in the event of a delisting of the Common Stock, and for the automatic acceleration and issuance of all remaining unissued Consideration Shares immediately prior to or concurrently with a change of control of the Issuer. The Consideration Shares were acquired for GLV's own account for investment and not with a view to any distribution, were issued without registration under the Securities Act in reliance on Section 4(a)(2) and/or Rule 506(b) of Regulation D, bear a restrictive legend, and may be transferred only in compliance with the Securities Act and applicable state securities laws. The Purchase Agreement also contains covenants of GLV not to compete with the business of PONM and not to solicit its employees for a specified period following the closing.

Collaboration Agreement. Under the Collaboration Agreement described in Item 4, GLV provides the Issuer with operational, technical and strategic support relating to the development, compliance and commercialization of the Issuer's cranial electrotherapy stimulation technologies for a fee of $10,000 per month over an initial term of 24 months, renewable by mutual written agreement, terminable by either party on 180 days' notice or immediately for an uncured material breach. The Collaboration Agreement does not relate to the voting or disposition of any securities of the Issuer.

Dr. David Owens, a member of the Issuer's board of directors and the Issuer's Chief Medical Officer, holds a minority ownership interest in GLV.

Other Arrangements. Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including any transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person is not a party to any voting agreement, proxy, standstill agreement, registration rights agreement, pledge or security arrangement, or any security-based swap or other derivative instrument (whether physically or cash settled) referencing the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Stock Purchase Agreement, dated as of May 11, 2026, by and between Nexalin Technology, Inc. and GreenLight Ventures, LLC (incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Commission on August 12, 2026). https://www.sec.gov/Archives/edgar/data/1527352/000182912626008709/nexalintechno_ex10-2.htm

Exhibit 99.2 - Collaboration Agreement, dated as of May 11, 2026, by and between Nexalin Technology, Inc. and GreenLight Ventures, LLC (incorporated by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Commission on August 12, 2026). https://www.sec.gov/Archives/edgar/data/1527352/000182912626008709/nexalintechno_ex10-3.htm

## Signatures
- Greenlight Ventures, LLC: /s/ Peter Gratale, Member (09/02/2026)